Exhibit 99.1

Press release

Biophytis Announces New Cash Contribution and Debt Conversion up to €8.6 million to Finance the Obesity Program

•	Cash contribution of €2.5 million from existing and new investors to finance the clinical development of BIO101 in obesity
•	Conversion into equity of debt for up to €6.1 million strengthening the balance sheet

Paris, France and Cambridge (Massachusetts, USA), 8 January, 2025 – 7:00 AM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS; OTC Markets: BPTSY), a clinical-stage biotechnology company specializing in developing treatments for age-related diseases, announces the completion of a refinancing transaction for a targeted total amount of €8.6 million, allowing it to solidify its financial structure with the arrival of new investors and to launch the Phase 2 OBA study in the United States. This combined transaction is structured around a cash injection of €2.5 million and a debt-to-equity conversion of a targeted €6.1 million to strengthen the Company's financial structure. Prior to completion of the transaction, the Company’s board of directors decided to reduce the par value of the shares to EUR ten cents (EUR 0.10). The proceeds will be used to finance the obesity development program and find new pharmaceutical partners for BIO101 co-development.

Stanislas Veillet, CEO of Biophytis, states: “I’m pleased to announce that we have successfully completed this strategic financial transaction. This initiative marks a significant milestone in our ongoing efforts to strengthen our financial foundation and enhance our capacity for future development. This transaction would not have been possible without the commitment of longstanding financial partners and I’m particularly proud to welcome new shareholders, who will consolidate our capital structure. We remain dedicated to leveraging these new financial resources to support our strategic initiatives: the clinical development of BIO101 in obesity and our business development activities to sign new partnerships with pharma companies in Asia.”

Financial transaction summary:

- Cash contribution of €2.5 million: €0.5 million coming from new investors and the CEO through a reserved capital increase; and €2 million from Atlas ORNANE convertible bonds locked-up for 9 months, ending the 2024 ORNANE contract

- Conversion into equity of up to €6.1 million of debt, by funds and accounts managed by BlackRock (up to €2.8 million), and by Atlas capital (up to €2.9 million), provided that they hold less than, respectively, 9.99% and 24.99% of the share capital at any point

- The capital increase and the debt conversions have been agreed based on a pari passu price of €0.30 per share and the resulting new shares are covered by an orderly sale & lock-up agreement involving a third-party agent for their sale, after a 9-month lock-up period for 70% of them

Press release

Financial transaction details

Private Investors:

New private investors and the Company’s CEO, subscribed to a capital increase in an aggregate amount of EUR 890,000 (premium included) by way of issuance of 2,966,667 new ordinary shares at a unit subscription price of EUR 0.30 cents each (i.e. an issuance premium of EUR 0.20 cents each), payable in cash or by way of set off against due and payable debts against the Company (the “Capital Increase”). As part of the Capital Increase, the Company’s CEO subscribed to 600,000 new shares, i.e. EUR 180,000.

BlackRock-managed Funds and Accounts:

Funds and accounts managed by BlackRock through Kreos Capital vehicles1 (“BlackRock”) and the Company entered into a Repayment Agreement whereby all of the issued outstanding straight bonds and convertible bonds held by BlackRock pursuant to the bonds agreements entered into on 19 November 2021 (as amended) became due and payable and BlackRock agreed to use most of its outstanding debt against the Company, i.e. EUR 2,803,821, to subscribe to 2,803,821 new convertible bonds (the “Kreos 2024 Convertible Bonds”) convertible into 9,346,070 new shares at a unit price of EUR 0.30, with a maturity date of two (2) years as of issuance, providing for mandatory conversion at a 3.33 shares per Kreos 2024 Convertible Bond ratio (a) upon completion of the Capital Increase, of 475,200 Kreos 2024 Convertible Bonds convertible into 1,584,000 new shares and (b) upon occurrence of dilutive events and/or sales of shares resulting in the concerned funds and accounts holding less than 9.99% of the Company’s issued share capital, of a number of Kreos 2024 Convertible Bonds allowing them to hold [9.99% of the Company’s issued share capital.

In addition, EUR 1,002,084 of remaining repayable outstanding debt was used to subscribe to new amortizing bonds, repayable as further described below (the “Kreos 2024 Amortizing Bonds”). The Kreos 2024 Amortizing Bonds provide for repayment over 24 months, including a grace period of 6 months and monthly repayments for the remaining 18 months, and will bear interest at a rate of 12.5% per annum. The Kreos 2024 Amortizing Bonds and the Kreos 2024 Convertible Bonds are secured by a pledge over the Company’s business (fonds de commerce), a pledge over its bank account and a pledge over its intellectual property. The Kreos 2024 Amortizing Bonds may be accelerated in the event that the Company raises over EUR 3,000,000 over a calendar quarter. In such a case, 7.5% of the net aggregate proceeds raised over such a period would be applied to the principal of the Kreos 2024 Amortizing Bonds.

Atlas Capital Funds:

Atlas Capital used its outstanding debt against the Company, i.e. EUR 2,883,210 to subscribe to 2,883,210 new convertible bonds (the “Atlas 2024 Convertible Bonds”) convertible into 9,610,700 new shares at a unit price of EUR 0.30, with a maturity date of two (2) years as of issuance, providing for mandatory conversion at a 3.33 shares per Atlas 2024 Convertible Bond ratio (a) upon completion of the Capital Increase, of 1,188,714 Atlas 2024 Convertible Bonds allowing subscription to 3,962,382 new shares ; and (b) upon occurrence of dilutive events and/or sales of shares resulting in Atlas holding less than 24.99% of the Company’s issued share capital, of a number of Atlas 2024 Convertible Bonds allowing Atlas to hold 24.99% of the Company’s issued share capital.

1 BlackRock Inc. announced the completion of its acquisition of Kreos, a leading provider of growth and venture debt financing to companies in the technology and healthcare industries, on 2 August 2023.

Press release

In addition, Atlas and the Company entered into an amendment No. 2 to the convertible bonds agreement entered into on 14 June 2021 and first amended on 14 June 2024 (the "Atlas ORNANE Agreement”), whereby (i) all of the issued outstanding bonds became due and payable, (ii) 7 of the 8 remaining tranches of EUR 2,000,000 each were terminated and (iii) the conditions of drawdown and conversion of the last tranche of EUR 2,000,000 were amended. The Company issued the Atlas 2024 ORNANES upon execution of amendment No. 2 to the Atlas ORNANE Agreement. Pursuant to such amendment No. 2, Atlas is to pay the subscription price within ten (10) trading days of completion of the Capital Increase. The Atlas 2024 ORNANES have a nominal value of EUR 25,000 each, and a maturity of two (2) years as of issuance. The Atlas 2024 ORNANES have the same variable conversion ratio as in the previous agreement entered into with Atlas on 14 June 2021. However, conversion shall not start until [the earlier of (i) 9 months from the subscription date or (ii) the Company raising sufficient cash to face its working capital requirements for the next 12 months or (iii) less than 25% of the aggregate number of shares resulting from the conversion of the Atlas 2024 Convertible bonds, Kreos 2024 Convertible bonds having been sold on the market. The Atlas 2024 ORNANES shall bear interest at a rate of 12.5% per annum payable (i) at maturity date, or (ii) in the event the conversion of the by Atlas, at the settlement date of the conversion shares. Interest shall be paid in cash provided that the Company may elect to satisfy the obligation to pay all or part of the interest due through the issue of shares at 80% of the volume-weighted average price on the Trading Day immediately prior to the relevant payment date. The Company will have the ability to repay in cash. In such as case, the amount to be repaid shall be limited to 110% of the principal. In the event that the Atlas 2024 ORNANES have not been fully repaid and/or converted into shares by the maturity date, the subscriber shall be bound to convert them into shares. Please refer to the press releases issued by the Company on 18 June 2021 and 19 June 2024 for further details on the Atlas ORNANE Agreement.

Orderly Sale & Lock-up Agreement:

The private investors, the Company’s CEO, Atlas Capital and BlackRock agreed, pursuant to an Orderly Sale & Lock-up Agreement, that the shares resulting from the Capital Increase or from the conversion of the Atlas 2024 Convertible Bonds and the Kreos 2024 Convertible Bonds (whether upon subscription or in the future), can only be sold through a third-party), Invest Securities, acting independently as agent (mandataire) of Atlas Capital and BlackRock, and as trustee (fiduciaire) of the private investors, with appropriate barriers of information in certain volume and price conditions pari passu amongst the subscribers, on the basis of a pre-agreed allocation among them. 70% of the shares covered by the agreement are subject to a 9-month lock-up period, subject to standard exceptions (such as in the case of windows of liquidity). The agreement expressly provides that the parties thereto, who remain free to retain their shares and to exercise their voting rights at their discretion without prior consultation, are not acting in concert.

Press release

The ordinary shares issued as part of the capital increases shall be issued by way of capital increase with cancellation of the shareholders’ preferential subscription right, in accordance with the provisions of articles L. 225-129 et seq. of the French Commercial Code, in particular articles L.225-129-2, L.225-135 and L.225-136 and in accordance with the third resolution of the Company’s extraordinary general meeting held on 2 April 2024.

Number of shares and dilution

8,513,047 new shares will be issued upon completion of the Capital Increase as a result of the Private Investors subscriptions and initial conversion of the Atlas 2024 Convertible Bonds and the Kreos 2024 Convertible Bonds, at a subscription price of 0.30 € per share, representing a 14.81% discount over the 15-days VWAP before closing.

A total of 21,923,437 new shares at a subscription price of 0.30 € per share may be issued upon completion of the Capital Increase and full conversion of the Atlas 2024 Convertible Bonds and the Kreos 2024 Convertible Bonds.

Impact of the transaction on a shareholder holding 1% of the capital	Undiluted base	Diluted base
Before the transaction	1%	1%
Following the transaction	0.46%	0.49%
After full conversion of BlackRock’s and Atlas’ debts	0.25%	0.28%

Prior to completion of the transaction, the Company’s board of directors, acting upon delegation of the shareholders meeting, decided to reduce the par value of the shares to EUR ten cents (EUR 0.10).

Rationale for the Transaction – Use of proceeds

This financial transaction is having a high impact on the Company strategic initiatives. The Company will use the proceeds of the transaction to progress the clinical development of BIO101 in obesity and find new pharmaceuticals partners.

The Company will start Phase 2 OBA study with Biophytis’ lead compound BIO101, an oral Mas receptor agonist, in combination with semaglutide for treatment of obesity. The study is expected to begin in H1 2025 in the USA where approval to proceed has been already granted by the FDA.

In parallel, the Company continues to roll out its business development strategy, after a first deal signed in June 2024 for LATAM countries with the pharmaceutical company Blanver, for a total deal value of €100 million. The Company is looking for pharma partners in other main regions, to continue the clinical co-development of BIO101 in obesity and sarcopenia, with focus in Asia.

The Company considers that, with its existing financing sources and the proceeds from the Capital Increase and the Atlas 2024 ORNANES, it will be in a position to finance its forecast operating expenses for the next 6 months.

Timeline

The placement was completed today, and the listing of the new shares on Euronext is expected to begin on 10 January 2025 following settlement-delivery of the new shares.

Press release

Financial Intermediary

Invest Securities acts as the Company’s advisor for this Transaction.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start, and Duchenne muscular dystrophy, Phase 1-2 to be started), respiratory diseases (COVID-19, Phase 2-3 completed), and metabolic disorders (obesity, Phase 2 to be started). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contact Biophytis

Investor relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27